UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 20, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EQM Midstream Partners, LP – File No. 1-35574
EQGP Holdings, LP – File No. 1-37380

CF#36849

      EQM Midstream Partners, LP (formerly EQT Midstream Partners, LP) and EQGP Holdings, LP (formerly known as EQT GP Holdings, LP) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 25, 2018.

      Based on representations by EQM Midstream Partners, LP and EQGP Holdings, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

EQM Midstream Partners, LP	Exhibit 10.2	through September 25, 2028
EQGP Holdings, LP	Exhibit 10.2	through September 25, 2028
EQM Midstream Partners, LP	Exhibit 10.3	through February 15, 2028
EQGP Holdings, LP	Exhibit 10.3	through February 15, 2028

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary